EXHIBIT 1

Clinton Group Responds to Misleading Statements by Stillwater Mining

NEW YORK, April 18, 2013 /PRNewswire/ -- Clinton Group, Inc. ("Clinton"), a stockholder of Stillwater Mining Company (NYSE: SWC), is seeking to replace the Board of Directors of the Company with independent professionals.

"We are extremely disappointed that Stillwater's Board would release a highly misleading letter to stockholders," said Gregory P. Taxin, Managing Director of Clinton. "We expect a Board to be transparent and forthright with stockholders, especially in the middle of a proxy fight, and to tell the truth and admit mistakes. This Board appears unwilling to do so."

Clinton highlighted the following misleading comments:

•	The Board claims it has "transformed Stillwater into a low cost, high volume palladium producer." This is misleading. Cash costs of production were $264 per ounce in 2001 (when the current CEO's tenure began) and $484 in 2012.The Company produced 405,000 ounces of palladium in 2001 and 396,000 ounces in 2012. The Company has seen its cash production costs nearly double while production has declined. To claim the Company has been "transformed" into a "low cost" and "high volume" producer is misleading.
•	The Board claims it has an "unrelenting focus" on growing its production in Montana and is "staunchly committed to Montana", which is the "engine for future growth". This is misleading. Under this Board's direction, 71% of expansion capital in the last nine quarters has been spent outside of Montana. Just six months ago, the Company said it continued to look "around the world" for "opportunities to establish a broader operating base."
•	The Board congratulates themselves for matching the PGM basket price growth during a custom time period it selects, but in the process lets slip that prior to their chosen period the Company "struggled tremendously ... because it had no clear operating plan or strategy" under the current CEO's watch for more than two years. The Board also fails to tell stockholders that if instead of its hand-picked time period one analyzed the performance during all of the CEO's tenure, the stock has significantly under-performed the PGM basket price (-71% compared to -6%). In fact, if one considered the relative performance of the stock and PGM prices starting for each day of the CEO's tenure through yesterday, in 89% of those measurement periods the stock under performs. But the Board did not pick every day, or the start of the CEO's tenure or, apparently, a random day to start its analysis. Instead, it misleadingly chose one of the most favorable dates it could identify.
•	The Board claims Clinton has a "disjointed" set of ideas. To so conclude, the Board misrepresents Clinton's views and disclosures. Clinton, for example, has never said it would "immediately tender" or "immediately issue dividends" or "convert[] Stillwater to an MLP" or "proceed[] immediately with eight different Montana growth projects." These are straw men. Clinton has said it expects that the new Board would "evaluate" and "consider" various capital structure and capital allocation alternatives objectively from top to bottom. Clinton has never said the nominees would proceed "immediately" with these alternatives or that it would expect the new Board to execute any or all of them. The Board's effort to knock down a straw man is misleading.

•	The Board claims that the convertible bond deal it approved last year was "advantageous" because a high-yield deal would have had "restrictive covenants." But it is extremely rare, if not total unheard of, for a high yield deal to have "restrictive covenants". Such deals frequently limit the amount of additional debt that a Company can incur, but they almost never restrict the Company from operating as it sees fit. No, the convertible bond was a bad piece of financing for the Company; it offered the buyer a 30% return in 4 months and the Company's common stock owners have suffered for it. It is misleading for the Board to say the alternative would have had "restrictive covenants" when there would not have been any restrictions on the Company's operations or use of capital.
•	The Board's commentary on its own members and false statements about the Clinton nominees is highly skewed and misleading. For example, the Company claims that two of its board members, a life-long elections lawyer from California and lobbyist from Washington D.C., have "direct experience with PGM mining" but that a Clinton nominee, Mr. McMullen, who has served as the CEO and Executive Chairman of multiple mining companies and ran a consultancy that provided extensive operational and financial advice on nearly every PGM company in South Africa, has "no record of PGM experience." Simply misleading.

Clinton noted that the Board has failed to justify its value-destructive decision to purchase two public companies at premiums exceeding 250%. Stillwater did this extraordinary feat twice – once in buying Marathon PGM and once in buying Peregrine Metals. Both deals have turned out to be bad ones for the Company, with management now admitting it made serious diligence mistakes on the first and would not do the second again, if given the choice. Yet, of 3900 acquisitions of public companies by U.S. public companies in the last ten years, only four transactions had premiums over 250%. And Stillwater did two of those four deals. Clinton noted that the Board has not apologized or justified this extraordinary waste of stockholder capital.

"We are discouraged that the Board cannot muster a comment on its two biggest decisions of the last ten quarters: buying Marathon and Peregrine," said Mr. Taxin. "The Board is either speechless, as were many stockholders when the deals were announced, or is hoping that by remaining silent on this topic, in their otherwise voluminous letters and presentations, stockholders might forget about these deals. We doubt $525 million will be so easily forgotten."

Clinton also provided the following statements from executives who served with Dr. Engles when he was the Chief Executive Officer of Stillwater:

"As an officer and the Corporate Secretary for Stillwater Mining from 1994 to 2002, I attended every meeting of the Board of Directors of the corporation during the tenure of Dr. Engles and his successor," said Michael Shea. "I can say categorically that there was never an assertion by the Board of Directors (and certainly no finding or serious concerns raised) of misconduct, neglect, inadequate performance or lack of integrity on the part of Dr. Engles. To the contrary, in my experience, Dr. Engles is a man of high character and integrity. I am aware of some personality differences and strategic disagreements among board members and between some of the board members and Dr. Engles. This is of course common among boards, which are charged with exploring alternatives and options. I believe Dr. Engles ran the company on a very conscientious and economic basis."

"I worked with Charles Engles at Stillwater and served as the Controller and Chief Accounting Officer from November 1994 to August 1995," said Alex Morrison. "I have nothing but positive things to say about Charles' passion for Stillwater, his integrity, caring for the people of the company and his focus on corporate governance best practices. To my mind, Charles' major contribution to the company was his strategic vision and his ability to implement that vision with a high degree of focus."

"I worked with Charles Engles and two of his successors at Stillwater Mining as Director of Investor Relations and then as Vice President of Investor Relations," Gina Wilson, former Vice President, Investor Relations, Stillwater Mining Company said. "Charles was intelligent, very approachable, receptive to advice and counsel and an individual of the utmost integrity. I have nothing but the highest regard for him and the manner in which he conducted himself at Stillwater Mining. I was aware that Charles, along with a number of Stillwater Mining's large investors, was in disagreement with certain members of the Board over the direction of the Company and ultimately the shutdown of the East Boulder expansion. It is a matter of public record that upon hearing of Charles' resignation, stockholders mounted an initiative that resulted in the resignation of three Board members. The East Boulder expansion was then reinstituted with the new Board."

The Stillwater annual meeting is scheduled to be held on May 2, 2013. Clinton urges its fellow stockholders to use the GREEN proxy card when voting at this year's annual meeting and to vote for the Clinton nominees. Additional information for Stillwater Mining stockholders can be found at www.TapStillwater.com.

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND CHARLES R. ENGLES, SETH E. GARDNER, MICHAEL MCMULLEN, MICHAEL MCNAMARA, PATRICE E. MERRIN, BRIAN SCHWEITZER AND GREGORY P. TAXIN (TOGETHER WITH CLINTON, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF STILLWATER MINING COMPANY (THE "COMPANY") FOR USE AT THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON WITH THE SEC ON MARCH 26, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT: Connie Laux, +1-212-825-0400